

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2013

Via E-mail
Mr. Dan R. Baker
Chief Executive Officer
America East Resources, Inc.
57 West 200 South
Suite 400
Salt Lake City, UT 84101

      Re: America West Resources, Inc.
                 Form 8-K
                 Filed February 7, 2013
                 File No. 000-19620

Dear Mr. Baker:

We issued comments to you on the above captioned filings on February 13, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 28, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Dan R. Baker
America West Resources, Inc.
March 14, 2013
Page 2

Please contact me at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters or any other questions.

Sincerely,

/s/ Brian McAllister

Brian McAllister
Staff Accountant
Office of Beverages, Apparel, and Mining